UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: June 28, 2017
(Date of earliest event reported)

ALLEGIANCY, LLC
(Exact name of issuer as specified in its charter)

Maryland	46-2793187
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1100 Boulders Parkway, Suite 605
Richmond, Virginia 23225
(Full mailing address of principal executive offices)

(866) 842-7545
(Issuer’s telephone number, including area code)

ITEM 3. MATERIAL MODIFICATION TO RIGHTS OF SECURITYHOLDERS

The disclosure below describes changes to the rights of the Class A Units of Allegiancy, LLC, or the Company, contained in the Second Amended and Restated Limited Liability Company Agreement of the Company, or the Second A&R LLC Agreement.

The Special Meeting

On June 22, 2017 at 4:00 p.m. EDT, we held a special meeting, or the Special Meeting, of our members, or the Members, at our offices for the purposes of (i) approving the Second A&R LLC Agreement to restructure our Class A Units and (ii) attending to such other business as may have properly come before the Special Meeting and any adjournment or postponement thereof. In order to approve the Second A&R LLC Agreement, the affirmative vote of (i) Members holding at least 80% of our outstanding Units as of May 12, 2017, or the Record Date, and (ii) Members holding Class A Units, or Class A Members, holding a majority of our outstanding Class A Units as of the Record Date was each required. At the opening of the Special Meeting, Mr. Steve Sadler, our Chief Executive Officer, noted that due to the overwhelming response in favor of the proposal and due to the indication that additional proxies were forthcoming, the Special Meeting would be adjourned until June 28, 2017 at 4:00 p.m. EDT. On June 28, 2017 at 4:00 p.m. EDT, the proposal passed with (i) Members holding in excess of 80% of our outstanding Units as of the Record Date and (ii) Members holding in excess of a majority of our outstanding Class A Units as of the Record Date each affirmatively approving the Second A&R LLC Agreement. We entered into the Second A&R LLC Agreement on June 28, 2017.

The Second A&R LLC Agreement

The Second A&R LLC Agreement amends and restates, and replaces in its entirety, the Amended and Restated Limited Liability Company Agreement of the Company dated October 8, 2013, or the A & R LLC Agreement. The Second A&R LLC Agreement makes material modifications to the rights of the Class A Members as described below.

Class A Unit Redemption

The Company will redeem a total of $500,000 of the Class A Units from the Class A Members, parri passu, at the original investment price of $10.00 per unit, within thirty (30) days of effectiveness of the Second A&R LLC Agreement, June 28, 2017, or the Effective Date. The Class A Unit Redemption is only applicable to the Class A Units held by Class A Members on the Effective Date. In the event that Class A Units are transferred following the Effective Date, the Class A Unit Redemption associated with those Class A Units shall immediately expire and be void.

Class A Unit Split

The Company will split the remaining Class A Units on a 1.6:1 basis immediately after the Class A Unit Redemption, or the Split.

Second Redemption Rights

After the Class A Unit Redemption and the Split, the Class A Units held by a Class A Member may be redeemed at the option of the Class A Member in four installments equal (i) to one-quarter of such Class A Member’s Class A Units then held or (ii) all of such Class A Member’s Class A Units, whichever is less, or the Second Redemptions, for an amount equal to $6.25 per Class A Unit redeemed in such year.

The Second Redemptions will occur in the first, second, third and fourth years in which the Company’s EBITDA is at least $1,500,000, or the Redemption Years. EBITDA will be calculated by taking the Company’s net income for the twelve months preceding June 30th of such year and adding back expenses for interest, taxes, depreciation and amortization. If a Class A Member wishes to participate in the Second Redemption for a such year, the Class A Member shall provide their notice on or before June 1st of that year. The Company shall notify Class A Members on or before November 15th of the applicable year as to whether it has achieved its targeted EBITDA and provide the supporting financial statements in such notice. If the Company achieves its targeted EBITDA, the Company will redeem the Class A Units tendered by the Class A Members on or before December 31st of such year. If a Class A Member does not tender its Class A Units in a Redemption Year, such Class A Member’s Second Redemption right with respect to those Class A Units that would have been redeemable in such Redemption Year will expire and be void.

  The right to Second Redemptions is only available to the benefit of Class A Units held by Class A Members on the Effective Date. In the event that Class A Units are transferred following the Effective Date, the Second Redemption rights associated with those Class A Units shall immediately expire and be void.

Elimination of Preferred Distributions and Redemption Rights

As of the Effective Date, all preferred distribution rights, except for liquidation preferences as described below, were extinguished. In addition, the prior redemption rights of the Class A Units were extinguished as of the Effective Date. A Class A Member will retain a preference over a Class B Member in the event of a liquidation, sale or bankruptcy of the Company; provided, however, that should a Class A Member opt not to exercise the Second Redemption right during an applicable Redemption Year, the liquidation preference right with respect to those Class A Units shall extinguish.

Class B Unit Purchase Rights

The Class B Unit purchase rights will remain intact. Each Class A Member will have the right to purchase one Class B Unit for each 1.6 Class A Units that such Class A Member owns on December 31, 2017, or the Purchase Right. The Purchase Right can be exercised within the ten (10) day period following December 31, 2021, or the Exercise Period. If the Purchase Right is not exercised within the Exercise Period, the Purchase Right will extinguish. If the Purchase Right is exercised during the Exercise Period, the price per Class B Unit purchased pursuant thereto will be $7.50.

Special Voting Rights

The Class A Units will vote together with the Class B Units as a single class on all actions requiring member approval, with the exception that each Class will vote separately pursuant to Section 11.15 of the Second A&R LLC Agreement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allegiancy, LLC
a Delaware limited liability company

July 5, 2017	By:	/s/ Steve Sadler
Name: Steve Sadler
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description of Exhibit

1.1	Second Amended & Restated Limited Liability Company Agreement of Allegiancy, LLC, dated as of June 28, 2017.

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